

October 22, 2009

Mr. Chris E. Celano
Vice President and General Counsel
Vantage Drilling Company
777 Post Oak Boulevard, Suite 610
Houston, TX 77056

    **Re:**    **Vantage Drilling Company**
        **Preliminary Proxy Statement on Schedule 14A**
        **Filed August 31, 2009**
        **File No. 1-34094**

Dear Mr. Celano:

    We have completed our review of your Schedule 14A filed August 31, 2009 and have no further comments at this time.

            Sincerely,

            H. Roger Schwall
            Assistant Director

cc:    Bryan Brown
     (713) 226-6291